LL [handwritten initials]

SEC

17009220

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2017
Washington DC
415

SEC FILE NUMBER
8- 48685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

514 Market Street
(No. and Street)

Parkersburg (City) WV (State) 26101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angie Board 304-424-8681
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

500 Virginia Street East (Address) Charleston (City) WV (State) 25301 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Angie Board, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Brokerage Services, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC OFFICIAL SEAL
KATHY SHIELDS
~~State of West Virginia~~
My Comm. Exp. May 2, 2020
United Bank
514 Market Street Parkersburg, WV 26101

Angie Board
Signature

Chief Financial Officer
Title

Kathy Shields
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

United Brokerage Services, Inc.
Year Ended December 31, 2016
With Report of
Independent Registered Public Accounting Firm

SEC
Mail Processing
Section
MAR 01 2017
Washington DC
415

United Brokerage Services, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2016

Contents

Ernst & Young LLP
900 United Center
500 Virginia Street East
Charleston, WV 25301

Tel: +1 304 343 8971
Fax: +1 304 357 5994
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
United Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of United Brokerage Services, Inc., (the Company) as of December 31, 2016, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Brokerage Services, Inc. at December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 27, 2017

United Brokerage Services, Inc.

Statement of Financial Condition

December 31, 2016

Assets	
Cash and cash equivalents	$ 188,423
Restricted cash	59,152
Certificates of deposit	2,011,273
Securities owned, at fair value	8,639,211
Commissions receivable	311,933
Prepaid expenses and other assets	82,596
Total assets	$ 11,292,588
Liabilities	
Accounts payable	$ 168,689
Accrued commissions payable	160,726
Deferred tax liability, net	5,892
Total liabilities	335,307
Shareholder's equity	
Common stock, $10 par value; 50,000 shares authorized, issued and outstanding	500,000
Paid-in surplus	100,338
Retained earnings	10,356,943
Total shareholder's equity	10,957,281
Total liabilities and shareholder's equity	$ 11,292,588

See accompanying notes.

United Brokerage Services, Inc.

Statement of Income

Year Ended December 31, 2016

Revenues	
Brokerage commissions	$ 7,011,712
Investment income	20,960
Total revenues	7,032,672
Expenses	
Salaries and employee benefits	4,112,621
Data processing	84,432
Clearing costs	127,453
Legal and other professional fees	152,192
Occupancy and equipment	54,898
Other	405,931
Total expenses	4,937,527
Income before income taxes	2,095,145
Income tax expense	725,755
Net income	$ 1,369,390

See accompanying notes.

United Brokerage Services, Inc.

Statement of Changes in Shareholder's Equity

	Common Stock	Paid-in Surplus	Retained Earnings	Total
Balance at January 1, 2016	$ 500,000	$ 100,338	$ 8,987,553	$ 9,587,891
Net income	–	–	1,369,390	1,369,390
Balance at December 31, 2016	$ 500,000	$ 100,338	$ 10,356,943	$ 10,957,281

See accompanying notes.

United Brokerage Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2016

Operating activities	
Net income	$ 1,369,390
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	7,928
Deferred tax benefit	(443)
Decrease in restricted cash	10,402
Decrease in commissions receivable	103,448
Decrease in prepaid expenses and other assets	65,913
Decrease in accounts payable	(6,708)
Decrease in accrued commissions payable	(11,349)
Net cash provided by operating activities	1,538,581
Investing activities	
Payments to purchase certificates of deposit	(95,807,461)
Proceeds from maturities of certificates of deposit	101,605,059
Payments to purchase securities	(11,982,839)
Proceeds from the sale of securities	4,632,344
Net cash used in investing activities	(1,552,897)
Decrease in cash and cash equivalents	(14,316)
Cash and cash equivalents at January 1, 2016	202,739
Cash and cash equivalents at December 31, 2016	$ 188,423

See accompanying notes.

United Brokerage Services, Inc.

Notes to Financial Statements

December 31, 2016

1. Nature of Operations

Organization

United Brokerage Services, Inc. (the Company) is a licensed broker/dealer approved by the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of United Asset Management Company, which is a wholly owned subsidiary of United Bank, Inc. (United) and its parent company United Bankshares, Inc. (UBSI). The Company operates principally in the West Virginia, Virginia, and Washington, D.C. markets and offers retail brokerage services relating to securities and related products on a fully disclosed basis.

The Company clears its security transactions on a fully disclosed basis through Wells Fargo Clearing Services, LLC.

Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Such Rule prohibits a broker/dealer from engaging in securities transactions when its "aggregate indebtedness" to all other persons exceeds 15 times its "net capital," as those terms are defined, subject to a $250,000 minimum net capital requirement. At December 31, 2016, the Company had net capital of $10,156,082, which is $9,906,082 in excess of its required net capital of $250,000 at December 31, 2016. The Company claims an exemption from Rule 15c3-3 of the Securities and Exchange Act of 1934 under Section (k)(2)(ii) of that Rule as all transactions are cleared through another broker/dealer on a fully disclosed basis.

2. Significant Accounting Policies

The accounting and reporting policies of the Company conform with U.S. generally accepted accounting principles (GAAP). A description of the significant accounting policies is presented below.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual amounts could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash in a bank account at United with original maturities of three months or less.

Restricted Cash

Restricted cash represents an interest-bearing account held at United which is used for funding related to certain insurance programs offered by United.

Certificates of Deposit

Investments in certificates of deposit are made through the Certificate of Deposit Account Registry System (CDARS). Such certificates of deposit have maturities of four weeks, pay interest at 0.20%, and are fully secured by insurance coverage through the Federal Deposit Insurance Corporation. The balance as of December 31, 2016, is $2,011,273. All of the certificates of deposit are held at domestic financial institutions.

Securities Owned

Securities transactions are recorded on a trade date basis. Securities owned are stated at fair value with changes in the fair value recorded in the statement of income. Fair value is based on listed market prices (see Note 5). Securities consist primarily of units of ownership in a money market fund managed by Federated and money market funds maintained on deposit with the clearing broker. The cost basis approximates fair value based on the nature of the securities.

Revenues and Commissions Receivable

Revenues are recorded as the income is earned and the related service is performed. In return for such services, the Company charges a commission through the sales of various securities products primarily consisting of investment company shares, annuity products, and corporate debt and equity securities, for its selling and administrative efforts. The commission is recorded as a receivable, and the receivables are stated at the amount the Company expects to collect. The Company evaluates the need for an allowance for uncollectible commissions receivable based on

2. Significant Accounting Policies (continued)

a review of account balances. At December 31, 2016, the allowance for uncollectible commissions receivable is $0.

Fixed Assets

The Company's fixed assets include equipment that became fully depreciated during 2016 using the straight-line method over the useful lives of the assets, which ranged from three to five years. Total depreciation expense recorded as of December 31, 2016, was $7,928. The fixed asset cost is $304,211 and accumulated depreciation as of December 31, 2016 is $304,211.

Advertising Costs

All advertising costs are expensed as incurred and are nominal in 2016.

Income Taxes

The Company provided for income taxes based on its taxable income or loss multiplied by UBSI's approximate effective tax rate, which is adjusted for certain items not applicable to the Company. The adjusted effective rate was 34.0% for the year ended December 31, 2016. Income tax expense recorded by the Company was $725,755 for the year ended December 31, 2016. The provision for income tax expense for the year ended December 31, 2016, consists of current income tax expense of $726,198 and deferred income tax benefit of $443.

Deferred income taxes are computed for temporary differences between when items are recognized for income for financial reporting purposes and when recognized for income tax return purposes. The Company's deferred tax assets and liabilities are related to fixed assets ($7,706 asset) and prepaid expenses ($13,598 liability).

The Company remits to or receives from UBSI amounts payable or receivable. During 2016, the Company paid $721,417 of income taxes to UBSI and, as of December 31, 2016, the income tax payable to UBSI was $4,896. Such amount is included in accounts payable in the accompanying statement of financial condition.

As of December 31, 2016, the Company has no unrecognized tax benefits. The Company accounts for interest and penalties related to uncertain tax positions as a component of income tax expense. No interest or penalties were recognized in the accompanying statement of income.

2. Significant Accounting Policies (continued)

The Company is included in the consolidated federal income tax return filed by its ultimate parent, UBSI. The consolidated federal and state income tax returns that include the Company's results of operations are open to audit under the statute of limitations by taxing authorities for the years ended December 31, 2013 forward.

Employee Benefit Plan

The Company participates in a deferred compensation plan (401(k) plan) under Section 401(k) of the Internal Revenue Code. 401(k) plan expense for 2016 was $71,339. This expense is included in the salaries and employee benefits total in the accompanying statement of income.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU 2014-09 supersedes the revenue recognition requirements in Accounting Standards Codification Topic 605, "Revenue Recognition", and most industry-specific guidance throughout the Accounting Standards Codification. The amendments require an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The new revenue recognition standard sets forth a five step principle-based approach for determining revenue recognition. In April 2015, the FASB voted to defer the effective date of ASU 2014-09 by one-year for both public and private companies, and gave both public and private companies the option to "early" adopt using the original effective dates. The Company intends to adopt the amendments of ASU 2014-09 beginning January 1, 2018 through the modified-retrospective transition method with a cumulative effect adjustment to opening retained earnings. Our implementation efforts to date include identification of revenue streams within the scope of the guidance and analysis of those revenue streams. The Company is currently in the process of performing an in depth assessment on the impact this accounting guidance may have on its financial condition and results of operations. The Company is also evaluating the enhanced disclosures required by the new accounting guidance.

Going Concern

In August 2014, the FASB issued ASU 2014-15, "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern." The new accounting guidance requires management to perform interim and annual assessments of an entity's ability to continue as a going concern

2. Significant Accounting Policies (continued)

within one year of the date the financial statements are issued. Disclosure is required when conditions or events raise substantial doubt about an entity's ability to continue as a going concern. This accounting guidance will be effective for the interim and annual reporting periods ending after December 15, 2016 (effective December 31, 2016 for the Company). Early adoption was permitted. The Company performed an assessment and there we no concerns related to its ability to continue as a going concern.

3. Related-Party Transactions

United provides certain management services to the Company, including accounting and administrative functions. In addition, United is providing rental space to the Company for a nominal annual cost of $1. For the year ended December 31, 2016, the Company paid $156,000 to United, which is included in other expenses on the accompanying statement of income.

4. Contingencies

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Company. As of December 31, 2016, the amounts to be indemnified related to such agreement was immaterial.

The Company may be party to litigation in the ordinary course of business but does not believe that the outcome of current matters, if any, will materially affect the Company or these financial statements.

5. Fair Value Measurements

The authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair

5. Fair Value Measurements (continued)

value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's only financial instruments that are measured at fair value on a recurring basis are two money market funds and an interest bearing account. The fair value for all of these items is determined based on Level 1 inputs and have a fair value balance of $8,698,363 at December 31, 2016. Fair value approximates carrying value. The carrying amount reported in the statement of financial condition for certificates of deposit approximates fair value due to the short maturity of these instruments. The Company has no financial instruments that are measured at fair value on a nonrecurring basis.

6. Subsequent Events

In preparing the financial statements, subsequent events were evaluated through the time the financial statements were issued. Financial statements are considered issued when they are widely distributed to users or filed with the SEC. In compliance with applicable accounting standards, all material subsequent events either have been recognized in the financial statements or disclosed in the notes to the financial statements.

Supplemental Information

United Brokerage Services, Inc.

Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2016

Shareholder's equity	$ 10,957,281
Deductions and/or charges	
Nonallowable assets:	
Prepaid expenses	81,554
Interest-bearing cash	59,152
Nonallowable receivables	184,890
Other assets	1,042
Total deductions and/or charges	326,638
Net capital before haircuts on securities positions	10,630,643
Haircut on securities positions	474,561
Net capital	$ 10,156,082
Minimum net capital requirement – the greater of $250,000 or 6-2/3% of total aggregate indebtedness	$ 250,000
Excess net capital	$ 9,906,082
Aggregate indebtedness	$ 335,307
Ratio of aggregate indebtedness to net capital	0.03 to 1

There were no material differences between the audited computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2016, Part IIA FOCUS filing.

United Brokerage Services, Inc.

Schedule II – Exemptive Provision Under Rule 15c3-3

December 31, 2016

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Section (k)(2)(ii) of that Rule.

As United Brokerage Services, Inc.'s business activities do not involve taking possession of customer funds or securities, an exemption from Rule 15c3-3 of the Securities and Exchange Commission is claimed under paragraph (k)(2)(ii) for the following:

A. Computation for the Determination of Reserve Requirements Under Rule 15c3-3

B. Information Relating to the Possession or Control Requirements Under Rule 15c3-3

EY
Building a better
working world

Ernst & Young LLP
900 United Center
500 Virginia Street East
Charleston, WV 25301

Tel: +1 304 343 8971
Fax: +1 304 357 5994
ey.com

SEC
Mail Processing
Section
MAR 01 2017
Washington DC
415

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of
United Brokerage Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) United Brokerage Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016, except as described in its exemption report. Management of the Company is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2017

United Brokerage Services, Inc. Exemption Report

United Brokerage Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: **(k)(2)(ii)**

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period January 1, 2016 to December 31, 2016 except as described below.

(3) The Company noted the following exceptions to the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period January 1, 2016 to December 31, 2016.

Description of Exception	Date of Exception
1) Check was received on 1/12/2016 and was not able to be deposited until after noon the following business day. (Maintained 1 business day)	1/12/2016
2) Check was received on 1/12/2016 and was not able to be deposited until after noon the following day. (Maintained 1 business day)	1/12/2016
3) Check was received on 1/13/2016 and was not able to be deposited timely due to other appointments. (Maintained 2 business days)	1/13/2016
4) Check was received on 1/13/2016 and was not able to be deposited until after noon the following business day due to other appointments. (Maintained 1 business day)	1/13/2016
5) Check was received on 2/17/2016 and was not able to be deposited until after noon the following business day due to other appointments. (Maintained 1 business day)	2/17/2016
6) Check was received on 2/17/2016 and was not able to be deposited until after noon the following business day due to other appointments. (Maintained 1 business day)	2/17/2016
7) Check was received on 2/24/2016 and was not able to be deposited until after noon the following business day due to other appointments. (Maintained 1 business day)	2/24/2016
8) Check was received on 3/14/2016 and was not able to be deposited until after noon the following business day due to other appointments. (Maintained 1 business day)	3/14/2016
9) Check was received on 4/29/16 and was not able to be	4/29/2016

United Brokerage Services, Inc., a registered broker-dealer, is a wholly owned subsidiary of United Bankshares, Inc. The investments offered through United Brokerage Services are not bank deposits and are not obligations of, or guaranteed by, any bank. These products are not insured or guaranteed by the FDIC or any other government agency. Investments are subject to risk including possible loss of principal.

deposited until after noon the following day due to other appointments. (Maintained 1 business day)	
10) Check was received on 8/26/2016 and was not able to be deposited until after noon the following day. (Maintained 1 business day)	8/26/2016
11) Check was received on 9/27/2016 and was not able to be deposited until after noon the following day. (Maintained 1 business day)	9/27/2016
12) Check was received on 10/20/16 and was not able to be deposited until after noon the following day other appointments. (Maintained 1 business day)	10/20/2016

United Brokerage Services, Inc.

I, Angie Board, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Angie Board

Title: Chief Financial Officer

February 27, 2017